UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-52212
Mid-America Bancshares, Inc.

(Exact name of registrant as specified in its charter)
2019 Richard Jones Road, Nashville, Tennessee 37215

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $1.00 par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Effective as of 5:00 p.m. central standard time on November 30, 2007, Mid-America Bancshares, Inc.., a Tennessee corporation (the “Registrant”), merged with and into Pinnacle Financial Partners, Inc., a Tennessee corporation (“Pinnacle”), with Pinnacle surviving (the “Merger”). In connection with the Merger, each share of common stock of the Registrant outstanding immediately prior to the consummation of the Merger was exchanged for 0.4655 shares of Pinnacle common stock and $1.50 in cash, and Pinnacle assumed all of the Registrant’s stock options and stock appreciation rights outstanding at the effective time of the Merger, based on the 0.4655 share exchange ratio. Accordingly, as of the date hereof, there are no holders of record of Common Stock of the Registrant.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Pinnacle Financial Partners, Inc., a Tennessee corporation and the successor by merger to Mid-America Bancshares, Inc. a Tennessee corporation, has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

Date: December 3, 2007	By:	/s/ Harold R. Carpenter
		Name:	Harold R. Carpenter
		Title:	Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.